Filed Pursuant to Rule 424(b)(3)
Registration No. 333-117944

PROSPECTUS SUPPLEMENT NO. 1 DATED APRIL 15, 2005 TO PROSPECTUS DATED NOVEMBER 24, 2004

iPCS, INC.

COMMON STOCK

Announcement of Merger Agreement with Horizon PCS, Inc.

        On March 17, 2005, we entered into an Agreement and Plan of Merger with Horizon PCS, Inc., a Delaware corporation. Pursuant to the terms of the merger agreement and subject to the satisfaction or waiver of the conditions therein, Horizon PCS will merge in a tax-free, stock-for-stock transaction with and into us with iPCS as the surviving corporation. Horizon PCS stockholders will receive 0.7725 shares of our common stock for each share of Horizon PCS common stock they hold, subject to adjustment. Each outstanding option to purchase shares of Horizon PCS common stock will be converted into an option to purchase a number of shares of our common stock equal to the number of shares of Horizon PCS common stock for which such option may be exercised multiplied by 0.7725, at an exercise price equal to the original exercise price divided by 0.7725.

        Our board of directors following the merger will consist of seven directors, three designated by us, three designated by Horizon PCS, and Timothy M. Yager, who will also continue as our president and chief executive officer. Robert Katz, the current lead director of Horizon PCS and associated with Apollo Management, L.P., its largest stockholder, will become chairman of our board of directors.

        The merger is expected to close during the summer of 2005. The completion of the merger is subject to various customary closing conditions, including obtaining the approval of our and Horizon PCS' stockholders, the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, Federal Communications Commission approval, and the consent of Sprint. The merger agreement contains certain termination rights for each of us and Horizon PCS and further provides that in the event of termination of the merger agreement under certain circumstances, we and Horizon PCS may be required to pay the other a termination fee of $7.0 million.

        Concurrently with the execution and delivery of the merger agreement, certain large stockholders of ours and Horizon PCS entered into support agreements, whereby each stockholder agreed, among other things, to vote its shares in favor of the merger. The support agreements terminate upon certain events as described therein, including, in the event the merger agreement is terminated. Holders of approximately 52% of the outstanding shares of our common stock and holders of approximately 45% of the outstanding shares of common stock of Horizon PCS have signed the support agreements. The percentage of shares that are subject to the support agreements is reduced in certain circumstances as described therein.

        In connection with the merger agreement, we and certain stockholders of ours and Horizon PCS have entered into an ancillary agreement to amend our existing registration rights agreement, among other things.